                                                                                    DEBBIE LEE
                                                                                    ASSOCIATE
                                                                                    PHONE 212-715-807
                                                    FAX 212-715-8171
                                                                                    DLEE@KRAMERLEVIN.COM

April 13, 2006

VIA EDGAR and FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
50 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. William Bennett

Re:	SP Holding Corporation
Preliminary Information Statement on Schedule 14C
Filed March 22, 2006
File No. 0-21061

Dear Mr. Bennett:

This letter supplements our response to the oral comments of the staff of the Securities and Exchange Commission conveyed in a telephone conversation on April 6, 2006 in connection with the above-referenced filing, and confirms our telephone discussions on April 12, 2006.

As stated in our letter to you dated April 10, 2006, Registrant intends to file a Form 8-K upon the completion of the merger transaction with Planetwide Games, Inc. The 8-K will be filed in accordance with Item 5.01 and Section B of the General Instructions for the Form 8-K.

Further, as indicated in our April 10 letter, Registrant sought and obtained the written consent, in lieu of a meeting of stockholders, from 54% of our outstanding voting stock, approving the proposed amendment. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the proposed amendment as early as possible, Registrant sought the consent of eight stockholders consisting of institutional and accredited investors who hold a large number of shares of voting stock of Registrant. Registrant also sought and obtained the consent of (i) the sole director of Registrant who beneficially owns shares through his financial advisory firm and (ii) Sharell & Co., LLC, an investor relations advisory service firm that provides services to Registrant.

Further, as indicated in our April 10 letter, the holders of Preferred Stock will hold 61% of the shares of Registrant’s common stock immediately before the completion of the merger with Planetwide Games, Inc. As a result, such conversion will have a dilutive impact on the common stockholders of Registrant such that the shares of common stock outstanding immediately before the conversion will be diluted by 61% upon conversion.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Debbie Lee
Debbie Lee

cc: Mark Schaftlein
      Christopher S. Auguste, Esq.